Exhibit 99.1

EARLY WARNING REPORT FILED PURSUANT TO

NATIONAL INSTRUMENT 62-103

1.	Name and Address of the offeror:

3268218 Nova Scotia Limited (the “Purchaser”), a wholly-owned subsidiary of Gilead Sciences, Inc. (“Gilead”)

1300-1969 Upper Water Street

Purdy’s Wharf Tower II

Halifax, Nova Scotia, B3J 3R7

Canada

2.	Designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

Pursuant to a plan of arrangement (the “Plan of Arrangement”) under the Companies Act (Nova Scotia) (the “Arrangement”), on February 8, 2013, the Purchaser, a wholly-owned subsidiary of Gilead, acquired 159,186,239 common shares (“YM Shares”) of YM BioSciences Inc. (“YM”), being all of the issued and outstanding YM Shares. Pursuant to the terms of the Arrangement, shareholders of YM on this date will be entitled to receive U.S.$2.95 per YM Share in cash, and holders of warrants and stock options will be entitled to receive a cash payment equal to the difference between U.S.$2.95 and the exercise price of such warrant or stock option.

3.	Designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:

100% of the issued and outstanding YM Shares.

4.	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in question 3 over which:

(i)	the offeror, either alone or together with any joint actors, has ownership and control;

100% of the YM Shares, being 159,186,239 YM Shares.

(ii)	the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and

Not applicable.

(iii)	the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

5.	The name of the market in which the transaction or occurrence that gave rise to the news release took place:

Not applicable. The transaction was effected pursuant to the Plan of Arrangement under the Companies Act (Nova Scotia).

6.	The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release.

Pursuant to the terms of the Arrangement, shareholders of YM on this date will be entitled to receive U.S.$2.95 per YM Share in cash (being the Canadian equivalent of C$469,270,685.47, based on the Bank of Canada noon rate on February 7, 2013), and holders of warrants and stock options will be entitled to receive a cash payment equal to the difference between U.S.$2.95 and the exercise price of such warrant or stock option.

7.	Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The purpose of the Arrangement was to enable the Purchaser to acquire all of the issued and outstanding YM Shares.

8.	General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

On December 12, 2012, Gilead the Purchaser and YM entered into a definitive agreement (the “Arrangement Agreement”) pursuant to which, among other things, the Purchaser agreed to acquire all of the issued and outstanding YM Shares for U.S.$2.95 in cash per YM Share. For a detailed summary of the Arrangement Agreement and other information in respect of the transactions thereunder, please refer to the management proxy circular of YM dated December 31, 2012, which is available under YM’s SEDAR profile at www.sedar.com and YM’s EDGAR profile at www.sec.gov.

In connection with the Arrangement, each of the directors and officers of YM entered into voting support agreements. Pursuant to these agreements, each of the securityholders agreed, among other things, to support and vote in favour of the Arrangement.

9.	Name of any joint actors in connection with the disclosure required by Appendix E to NI 62-103:

The Purchaser is a wholly-owned subsidiary of Gilead.

10.	In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value, in Canadian dollars, of the consideration paid by the offeror:

See Item 6 above.

11.	If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of NI 62-103 in respect of the reporting issuer’s securities:

Not applicable.

12.	If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance.

Not applicable.

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DATED as of the 8th day of February, 2013.

3268218 NOVA SCOTIA LIMITED

“Brett A. Pletcher”
Name: Brett A. Pletcher
Title: President and Secretary

Signature page to the Early Warning Report